From:	Wolfpack.com <info@wolfpack.com>
Sent:	Saturday, 23 December 2023 2:18 PM
To:	gparthim@gmail.com
Subject:	Wolfpack Exclusive Investment Opportunity Now Open!

Dear Wolfpack Member,

I hope you're enjoying the end to what has been an incredible 2023!

I'm thrilled to share some exciting news. We have just launched our **Wolfpack crowdfunding campaign**!

As a valued member of our Wolfpack community, I extend a special invitation for you to participate in the exclusive "Friends Invest First" round. Seize the opportunity to enjoy **fantastic early-bird campaign benefits** by investing with **as little as $100**.

These funds will be used to launch our patent-pending **Booster Loans** - a pioneering short-term point-of-sale lending product tailored for stocks and ETFs. With Booster Loans, customers can buy up to 50% of shares using **smart leverage** and repay over a fixed 10-week schedule. It's like **Buy-Now-Pay-Later for stocks**, minus the daunting application forms, late fees, or credit checks.

The official public campaign is set to kick off at 5:00 pm EST on January 1.

To delve into this exciting opportunity, your first step is to explore our campaign page. Click here to visit: https://wefunder.com/wolfpack.financial.inc

This is the first time the general public will be able to invest in Wolfpack.

So, don't miss out! Join the pack, become a Wolfpack investor, and help build the best self-directed trading platform for the Millennial Generation!

Kind regards,

George Parthimos

Founder and CEO

Wolfpack Financial Inc

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Our mailing address is:
530 Lytton Avenue,
2nd Floor.
Palo Alto, CA 94301,
United States